

December 6, 2022

David Callen
Executive Vice President and Chief Financial Officer
Sleep Number Corp
1001 Third Avenue South
Minneapolis, Minnesota 55404

>   **Re: Sleep Number Corp**
>   **Form 10-K for the year ended January 1, 2022**
>   **Form 10-Q for the period ended October 1, 2022**
>   **File No. 0-25121**

Dear David Callen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended October 1, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Data Reconciliations
Return on Invested Capital (ROIC), page 23

1.   We note you include adjustments in arriving at net operating profit after taxes that appear to remove your operating lease rent expense under GAAP and replace it with estimated depreciation and include lease adjustments in arriving at average invested capital. As this appears to be an individually tailored revenue recognition measurement method, please remove from your filing or advise. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This issue also applies to your earnings release included in Form 8-K filed on October 26, 2022.

Form 10-K for the period ended January 1, 2022

Management's Discussion and Analysis of Results of Operation and Financial Condition
Comparison of 2021 and 2020, page 37

2.   We note your discussion of multiple drivers for changes in Gross Profit including a partial offset comprised of "price increases to offset inflation pressures, combined with a more favorable sales mix of higher-margin products." In future filings, where you describe two or more factors that contributed to a material change in a financial statement line item between periods including offsetting factors, please quantify each material factor that contributed to the overall change in that line item. In addition, to the extent that inflation is a material driver, please also disclose actions planned or taken to mitigate inflationary pressure. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. As part of your response, provide us with examples of your intended disclosures based on current financial results.

Revenue Recognition, page 63

3.   We note from page 4 that you offer various product categories, including 360 Smart Beds, FlexFit adjustable bases, and Bedding, as well as other products. Please tell us how you considered the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91 when evaluating whether to disclose disaggregated revenue by product categories in addition to revenue by sales channel in the notes to your financial statements.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing